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Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried
Partner
+1.202.739.5947
keith.gottfried@morganlewis.com

                                 July 17, 2020

VIA EDGAR AS COVER CORRESP

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549

  Re:  Pioneer Floating Rate Trust (PHD)
       Preliminary Proxy Statement on Schedule 14A
       Filed as PREC14A on July 17, 2020
       Investment Company Act File No.: 811-21654

Ladies and Gentlemen:

   On behalf of our client, Pioneer Floating Rate Trust, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company ("PHD"), and pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, PHD is hereby filing with the Securities and Exchange Commission (the "SEC"), its Preliminary Proxy Statement on Schedule 14A and the related preliminary form of proxy card (collectively, the "PHD Proxy Materials"). The PHD Proxy Materials are being filed with the SEC using EDGAR tag PREC14A. All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the PHD Proxy Materials.

   The PHD Proxy Materials will be furnished to PHD's shareholders in connection with the solicitation by PHD of proxies therefrom to be used at the 2020 Annual Meeting of Shareholders of PHD and at any and all adjournments, postponements or reschedulings thereof (the "2020 Annual Meeting"). The date of the 2020 Annual Meeting has not yet been set. At the 2020 Annual Meeting, PHD's shareholders will be asked to consider and vote upon, among other matters, the election of trustees to PHD's Board of Trustees (the "PHD Board"). Each of the nominees recommended by the PHD Board have consented to serve as such, to being named in the PHD Proxy Materials, and to serve as a trustee of PHD if elected.

   PHD is filing the PHD Proxy Materials as preliminary materials because Saba Capital Master Fund, Ltd., an affiliate of Saba Capital Management, L.P. (together, "Saba"), has disclosed that, at the 2020 Annual Meeting, its intends to (i) nominate three candidates to the PHD Board, and (ii) present a shareholder proposal to terminate PHD's investment advisory agreement with Amundi Pioneer Asset

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U.S. Securities and Exchange Commission
Division of Investment Management
July 17, 2020
Page 2


Management, Inc., which formerly was known as Pioneer Investment Management, Inc. In addition, on July 14, 2020, Saba and the other participants in its solicitation (collectively, the "Saba Group") filed their Preliminary Proxy Statement on Schedule 14A and the related preliminary form of proxy card with the SEC with respect to the 2020 Annual Meeting. Accordingly, while PHD does not know whether the Saba Group will, in fact, solicit proxies in connection with the 2020 Annual Meeting, PHD is filing the PHD Proxy Materials with the expectation that the Saba Group will conduct a contested solicitation in connection with the 2020 Annual Meeting.

                               *  *  *  *  *  *

   The undersigned hereby consents to the receipt of any comment letter or correspondence from the Staff of the SEC with respect to the PHD Proxy Materials via electronic mail. If the Staff of the SEC has any questions or comments regarding the PHD Proxy Materials being filed herewith or the 2020 Annual Meeting, please telephone the undersigned, Roger P. Joseph, Esq., or Toby R. Serkin, Esq., all of Morgan, Lewis & Bockius LLP, which is serving as legal counsel to PHD, at (202) 739-5947, (617) 951.8247, and (617) 951.8760,
respectively. Our email addresses are keith.gottfried@morganlewis.com, roger.joseph@morganlewis.com, and toby.serkin@morganlewis.com.

                                                  Very truly yours,

                                                  /S/ KEITH E. GOTTFRIED

                                                  Keith E. Gottfried

cc:  Christopher J. Kelley, Esq., Pioneer Floating Rate Trust
     Roger P. Joseph, Esq., Morgan, Lewis & Bockius LLP
     Toby R. Serkin, Esq., Morgan, Lewis & Bockius LLP